UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
April 16, 2014
Commission File Number 001-33434
CREDIT SUISSE AG

(Translation of registrant’s name into English)
Paradeplatz 8, CH 8001 Zurich, Switzerland
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.

   Form 20-F      Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Introduction
This report filed on Form 6-K contains certain information about Credit Suisse AG (Bank) relating to its results as of and for the three months ended March 31, 2014. On April 16, 2014, Credit Suisse Group AG (Group) announced its results for such three month period. A copy of the related Earnings Release is attached as an exhibit to this Form 6-K.
This Form 6-K (including the exhibit hereto) is hereby (i) incorporated by reference into the Registration Statement on Form F-3 (file no. 333-180300) and (ii) shall be deemed to be “filed” for purposes of the Securities Exchange Act of 1934, as amended except, in the case of both (i) and (ii), the information on page 2 of the Earnings Release.
The 1Q14 Credit Suisse Financial Report as of and for the three months ended March 31, 2014 will be published on or about May 2, 2014.
Credit Suisse AG is a Swiss bank and joint stock corporation established under Swiss law, and is a wholly-owned subsidiary of the Group. The Bank’s registered head office is in Zurich, and it has additional executive offices and principal branches in London, New York, Hong Kong, Singapore and Tokyo.
References herein to “CHF” are to Swiss francs.

Key information

Selected financial data

Selected operations statement information
in	1Q14	1Q13	% change
Statements of operations (CHF million)
Net revenues	6,751	7,000	(4)
Provision for credit losses	19	2	–
Compensation and benefits	3,004	3,005	0
General and administrative expenses	1,706	1,748	(2)
Commission expenses	366	467	(22)
Total other operating expenses	2,072	2,215	(6)
Total operating expenses	5,076	5,220	(3)
Income from continuing operations before taxes	1,656	1,778	(7)
Income tax expense	524	473	11
Income from continuing operations	1,132	1,305	(13)
Income from discontinued operations, net of tax	15	6	150
Net income	1,147	1,311	(13)
Net income/(loss) attributable to noncontrolling interests	155	215	(28)
Net income attributable to shareholders	992	1,096	(9)
of which from continuing operations	977	1,090	(10)
of which from discontinued operations	15	6	150

Selected balance sheet information
end of	1Q14	4Q13	% change
Balance sheet statistics (CHF million)
Total assets	859,132	854,412	1
Share capital	4,400	4,400	0

BIS statistics (Basel III)
end of	1Q14	4Q13	% change
Eligible capital (CHF million)
Common equity tier 1 (CET1) capital	37,129	38,028	(2)
Total tier 1 capital	40,673	41,105	(1)
Total eligible capital	50,113	52,066	(4)
Capital ratios (%)
CET1 ratio	13.4	14.4	–
Tier 1 ratio	14.7	15.6	–
Total capital ratio	18.1	19.7	–

Operating and financial review and prospects
Except where noted, the business of the Bank is substantially the same as the business of the Group, and substantially all of the Bank’s operations are conducted through the Private Banking & Wealth Management and Investment Banking segments. These segment results are included in Core Results. Certain other assets, liabilities and results of operations are managed as part of the activities of the two segments. However, since they are legally owned by the Group, they are not included in the Bank’s consolidated financial statements. These relate principally to the activities of Neue Aargauer Bank and BANK-now, which are managed as part of Private Banking & Wealth Management. Core Results also includes certain Corporate Center activities of the Group that are not applicable to the Bank.
These operations and activities vary from period to period and give rise to differences between the Bank’s consolidated assets, liabilities, revenues and expenses, including pensions and taxes, and those of the Group.

Differences between the Group and the Bank businesses
Entity	Principal business activity
Neue Aargauer Bank	Banking (in the Swiss canton of Aargau)
BANK-now	Private credit and car leasing (in Switzerland)
Financing vehicles of the Group	Special purpose vehicles for various funding activities of the Group, including for purposes of raising consolidated capital

Comparison of selected operations statement information
	Bank		Group
in	1Q14	1Q13	1Q14	1Q13
Statements of operations (CHF million)
Net revenues	6,751	7,000	6,829	7,089
Total operating expenses	5,076	5,220	5,052	5,193
Income from continuing operations before taxes	1,656	1,778	1,743	1,874
Income from continuing operations	1,132	1,305	1,200	1,375
Net income attributable to shareholders	992	1,096	859	1,303
of which from continuing operations	977	1,090	844	1,297

Comparison of selected balance sheet information
	Bank		Group
end of	1Q14	4Q13	1Q14	4Q13
Balance sheet statistics (CHF million)
Total assets	859,132	854,412	878,090	872,806
Total liabilities	817,086	810,849	833,808	825,640

Exhibits
No. Description

99.1 Credit Suisse Earnings Release 1Q14

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CREDIT SUISSE AG

 (Registrant)

Date: April 16, 2014

By:

/s/ Brady W. Dougan

Brady W. Dougan

Chief Executive Officer

By:

/s/ David R. Mathers

David R. Mathers

Chief Financial Officer